UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017077

NO ACT
P.E 1-9-03
1-3492

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary
Halliburton Company
4100 Clinton Drive (77020-6299)
Post Office Box 3
Houston, TX 77001-0003

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Halliburton Company
Incoming letter dated January 9, 2003

Dear Mr. Metzinger:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to Halliburton by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated January 14, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, DC 20005

CR

HALLIBURTON

4100 Clinton Drive (77020-6299) • Post Office Box 3 • Houston, TX 77001-0003
Phone 713.676.4127

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 JAN 10 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: Halliburton Company; Request for No-Action Advice; Stockholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund

Dear Sir/Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") has submitted a proposal and supporting statement (the "Fund Proposal") to be included in Halliburton Company's ("Halliburton" or the "Company") proxy materials for the Annual Meeting of Halliburton stockholders scheduled to be held on May 21, 2003. Six true and complete copies of the Fund Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Fund Proposal requests that the Company's Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For purposes of the resolution, a stock option is performance-based if its exercise price is linked to an industry peer group stock performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare five year stock performance.

For the reasons detailed below, Halliburton intends to omit the Fund Proposal from its 2003 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton omits the Fund Proposal from its 2003 proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters.

The Fund Proposal Conflicts with a Company Proposal.

Pursuant to its terms, the Company's 1993 Stock and Long-Term Incentive Plan (the "1993 Plan") terminates on February 18, 2003. The 1993 Plan is the plan pursuant to which the Company issues stock options, as well as restricted stock, to the Company's officers, employees and directors. The 1993 Plan also provides for stock appreciation right awards, performance share awards and stock value equivalent awards. The Company intends to present a proposal to the stockholders in the 2003 proxy statement to either (i) amend and extend the 1993 Plan, or (ii) adopt a new plan to replace the 1993 Plan (the "Company Proposal"). The plan that will be the subject of the Company Proposal (the "Replacement Plan") will require the approval of the Company's stockholders.

The Fund Proposal requests adoption of an executive compensation policy that would require indexing of stock option exercise prices. The Replacement Plan will provide that the Compensation Committee of the Board of Directors will determine the exercise price per share of stock options granted pursuant to the plan. The Replacement Plan will further provide that the exercise price of such a stock option will not be less than the fair market value of the common stock on the date the option is granted. The Company has no plans to include a provision in the Replacement Plan that would require that the exercise price of options be indexed.

The Staff has consistently held that stockholder proposals can be excluded under Rule 14a-8(i)(9) and its predecessor rule where the stockholder proposal and a company sponsored proposal present alternative and conflicting decisions for stockholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results. *Croghan Bancshares, Inc.*, SEC No-action Letter (March 13, 2002); *First Niagara Financial Group, Inc.*, SEC No-action Letter (March 7, 2002); *Osteotech, Inc.*, SEC No-action Letter (April 24, 2000); *Phillips-Van Heusen Corporation*, SEC No-action Letter (April 21, 2000); and *Rubbermaid Incorporated*, SEC No-action Letter (January 16, 1997).

Because the Fund Proposal conflicts with the Company Proposal and an affirmative vote by the Company's stockholders on both proposals would be inconsistent, the Fund Proposal is properly excludable under Rule 14a-8(i)(9).

The Fund Failed to Comply with the Proxy Rules Governing Stockholder Proposals.

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Fund Proposal for at least one year on the date it submitted the Fund Proposal. The Fund does not appear in the Company's records as a record owner of the Company's common stock. The transmittal accompanying the Fund Proposal indicates that the record holder of the stock will provide the verification of the Fund's beneficial ownership by separate letter.

By letter dated November 21, 2002 (the "Notification Letter") which was faxed and mailed to the Fund, the Company (i) outlined the requirements of Rule 14a-8(b)(1), (ii) requested that the Fund provide the Company with a written statement from the record holder verifying the Fund held the requisite amount of securities for at least one year at the time the Fund Proposal was submitted and (iii) advised the Fund that its response needed to be postmarked or transmitted electronically no later than 14 days from the date it received the Notification Letter or the Company could exclude the Fund Proposal pursuant to Rule 14a-8(f)(1).

The Notification Letter was faxed and mailed within 14 days of receipt of the Fund Proposal, which was faxed to and received by the Company on November 19, 2002. The fax confirmation indicates that the Fund received the Notification Letter on November 21, 2002. Therefore, pursuant to Rule 14a-8(f)(1), the Fund's response to the Notification Letter needed to be postmarked or transmitted electronically by December 5, 2002.

The Company received a letter dated November 21, 2002 from Boston Safe Deposit and Trust Company/Mellon advising as to the number of shares of Halliburton common stock held by the Fund on November 19, 2002. The letter further indicates the fund has held at least $2,000 worth of Halliburton common stock. The letter, however, fails to indicate that the stock was held for at least one year at the time the Fund Proposal was submitted, as required by Rule 14a-8(b)(2)(i).

Although the Fund responded to the Notification Letter within 14 days of receipt of the Notification Letter, it did not provide all the information required by Rule 14a-8(b)(2), which was requested by Halliburton in the Notification Letter. While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification is deficient. The Fund Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural or eligibility deficiency was not remedied after notification by the Company. *AT&T Corp.*, SEC No-action Letter (Dec. 11, 2000).

Six copies of the Notification Letter and the fax confirmation evidencing receipt of the Notification Letter by the Fund are also attached to this letter, as well as six copies of Boston Safe Deposit and Trust Company/Mellon's letter dated November 21, 2002.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Fund Proposal is omitted.

Halliburton intends to file its 2003 proxy statement and form of proxy on or about April 7, 2003. Halliburton submits that the reasons set forth above in support of omission of the Fund Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Fund of Halliburton's intention to omit the Fund Proposal from Halliburton's proxy statement and form of proxy for the 2003 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt hereof and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Vice President and Secretary, at (713) 676-5023 and (713) 676-3717, respectively.

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary

Attachment

c: Mr. Jerry J. O'Connor, Trustee
International Brotherhood of Electrical
Workers' Pension Benefit Fund

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 19, 2002

VIA FAX AND U. S. MAIL

Ms. Margaret E. Carrier
Vice President & Corporate Secretary
Halliburton Company
3600 Lincoln Plaza
500 N. Akard
Dallas, TX 75201

Dear Ms. Keith:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Halliburton's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to the establishment of a **"Performance-Based Senior Executive Compensation System"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 19,788 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders. If you have any questions about the proposal, please contact our office at 202-728-6103.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC/jl
Enclosure

Form 972

Indexed Options Proposal

Resolved, that the shareholders of Halliburton Corporation (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.